UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Report: (Date of Earliest Event Reported): July 11, 2024

THE ARENA GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

delaware	001-12471	68-0232575
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 VESEY STREET, 24TH FLOOR
NEW YORK, new york	10281
(Address of principal executive offices)	(Zip code)

212-321-5002

(Registrant’s telephone number including area code)

(Former name or former address if changed since last report)

Securities registered pursuant in Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AREN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

(a) Amendment to Note Purchase Agreement

As of July 12, 2024, The Arena Group Holdings, Inc. (the “Company”) entered into a third amendment to the Third Amended and Restated Note Purchase Agreement dated as of December 15, 2022 (as amended by that certain Amendment No. 1 to Third Amended and Restated Note Purchase Agreement, dated as of August 14, 2023 and as further amended by that certain Amendment No. 2 to Third Amended and Restated Note Purchase Agreement, dated as of December 1, 2023), by and among the Company, the Guarantors party thereto, the Purchasers party thereto and Renew Group Private Limited, in its capacity as agent for the Purchasers (the “Note Purchase Agreement”). Pursuant to the third amendment, interest which was, or will be, due on December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024 will now be due on or before December 31, 2024, as well as the interest otherwise due on December 31, 2024. This includes interest due on the Company’s 2023 senior secured notes, its other senior secured notes, its delayed draw term notes and its 2022 bridge notes. The deferral is contingent on, among other things, no events of default occurring under the Note Purchase Agreement during the deferral period.

(b) Amendment to Business Combination Agreement

As of July 12, 2024, the Company entered into a second amendment to its Business Combination Agreement dated November 5, 2023 among the Company, Simplify Inventions, LLC (“Simplify”), Bridge Media Networks, LLC, a wholly owned subsidiary of Simplify (“Bridge Media”), New Arena Holdco, Inc., a wholly owned subsidiary of Arena (“Newco”), Energy Merger Sub I, LLC, a wholly owned subsidiary of Newco, and Energy Merger Sub II, LLC, a wholly owned subsidiary of Newco. Pursuant to the second amendment, the outside termination date for the business combination was extended from August 5, 2024 to November 5, 2024. In addition, certain changes were made to the contemplated post-combination officers and directors.

Item 4.01 Changes in Registrant’s Certifying Accountant

(a) Dismissal of Independent Registered Public Accountant

As of July 11, 2024, the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company approved the dismissal of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm, effective immediately.

The reports of Marcum on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such audit reports contained in the Company’s Annual Report on Form 10-K for the fiscal years ended December 31, 2023 and 2022 contained an explanatory paragraph expressing substantial doubt as to the Company’s ability to continue as a going concern, and the report of Marcum on the Company’s internal control of financial reporting as of December 31, 2022 expressed an adverse opinion because of the existence of material weaknesses.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through July 11, 2024, the date of Marcum’s dismissal, (i) there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum would have caused Marcum to make reference to the subject matter of the disagreements in its reports on the Company’s consolidated financial statements for such years, and (ii) there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K, except that, in the Company’s 2022 Annual Report on Form 10-K and 2023 Annual Report on Form 10-K, the Company reported material weaknesses in the Company’s internal control over financial reporting as of December 31, 2022: (i) the Company had inadequate segregation of duties consistent with control objectives related to the Company’s information technology general controls (“ITGCs”), specifically as it relates to change management; and (ii) there was insufficient validation of non-Google impression data provided by certain third party service providers. These material weaknesses were remedied in fiscal 2023 by (i) implementing new permissions and approval requirements in the Company’s change management process in the Company’s systems previously identified with inadequate segregation of duties and (ii) obtaining, reviewing, and mapping a System and Organization Controls – SOC 1 Type 2 report from third party service providers for the effectiveness of third party controls relevant to the Company’s internal control over financial reporting, including validation of impression data, and implementing compensating management controls to further validate non-Google impressions data provided by certain third party service providers. The Committee discussed the subject matter of the reportable event described above with Marcum and remediation thereto. The Committee authorized Marcum to respond fully to inquiries of the successor accountant (described below) concerning the reportable event.

The Company has provided Marcum with a copy of this Form 8-K and requested that Marcum provide the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above disclosures. A copy of Marcum’s letter, dated July 17, 2024, is attached as Exhibit 16.1 to this Form 8-K.

(b) Newly Appointed Independent Registered Public Accountant

On July 11, 2024, the Committee approved the appointment of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm to perform independent audit services, effective immediately. The selection of KPMG as the Company’s independent registered accounting firm was recommended by the Committee and approved by the Board.

During the Company’s fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through July 11, 2024, neither the Company nor anyone on its behalf consulted with KPMG regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

Item 9.01. Financial Statements and Exhibits.

10.1	Amendment No. 3 to the Third Amended and Restated Note Purchase Agreement dated as of December 15, 2022 (as amended by that certain Amendment No. 1 to Third Amended and Restated Note Purchase Agreement, dated as of August 14, 2023 and as further amended by that certain Amendment No. 2 to Third Amended and Restated Note Purchase Agreement, dated as of December 1, 2023), by and among the Company, the Guarantors party thereto, the Purchasers party thereto and Renew Group Private Limited, in its capacity as agent for the Purchasers, dated July 12, 2024.
10.2	Second Amendment to the Business Combination Agreement dated November 5, 2023, among the Company, Simplify Inventions, LLC, a Delaware limited liability company, Bridge Media Networks, LLC, a Michigan limited liability company and a wholly owned subsidiary of Simplify, New Arena Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Arena, Energy Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Newco, and Energy Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Newco, dated July 12, 2024.
16.1	Letter of Marcum LLP dated July 17, 2024.
104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) by and among the Company, Simplify, Bridge Media, Newco and the other parties to that certain Business Combination Agreement, dated November 5, 2023, as amended, Newco and the Company prepared and filed on February 9, 2024 with the SEC a registration statement on Form S-4 that included a combined proxy statement/prospectus of the Company and Newco (the “Combined Proxy Statement/Prospectus”), which was then amended on June 14, 2024. The Company, Simplify and Newco may make additional amendments or supplements, to the Combined Proxy Statement/Prospectus with the SEC, and the Company will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or the Company has filed or may file and/or amend with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR THE COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or the Company without charge through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 1, 2024 and amended on April 29, 2024 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the Proposed Transaction, including any plans or estimates; the ability of the parties to complete the Proposed Transaction considering the various closing conditions; expectations regarding the related agreements to the Proposed Transaction, including the timing, structure, terms, benefits, plans and each of the parties’ ability to satisfying the closing conditions therein; the expected composition of the board of directors of the combined company; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “intend,” “expect,” “seek,” “estimate,” “plan,” “would,” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the Proposed Transaction, including that the required approval by the stockholders of the Company may not be obtained; (2) the risk that the Proposed Transaction may not be completed in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of New Arena following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating Bridge Media and the Company; (6) the ability of New Arena to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of New Arena; (8) any inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) potential litigation in connection with the Proposed Transaction or other settlements or investigations that may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Bridge Media, the Company and New Arena to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event; (14) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (17) the risk that disruptions from the Proposed Transaction will harm Bridge Media and the Company, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Bridge Media’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (19) Bridge Media’s, the Company’s and New Arena’s ability to meet expectations regarding the accounting and tax treatments of the Proposed Transaction; (20) delays in Bridge Media attracting advertisers or executing its business growth strategy; (21) continued fragmentation of audiences and a reduction in the number of television subscribers; (22) decreases in advertising spending or advertising demand or the demand for Bridge Media programming; (23) increased competition for programing, audiences and advertisers; (24) loss of Bridge Media’s key affiliate customer, Agency 5; (25) changes in government regulations, licensing requirements, or FCC’s rules and regulations and the applicability of such rules and regulations to Bridge Media; (26) failure to identify strategic acquisitions candidates or achieve the desired results of strategic acquisitions; (27) loss of material intellectual property rights for the Company or Bridge Media’s programming, technology, digital and other content; (28) labor disputes, increasing demand for creative talent and union activity; (29) loss of key employees or the inability to attract and retain skilled employees; and (30) inability to or limitations on raising additional capital in the future. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on April 1, 2024, the registration statement on Form S-4 discussed above and other documents filed by the Company and Newco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, Simplify, Bridge Media and Newco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, Simplify, Bridge Media or Newco gives any assurance that the Company, Bridge Media or the combined company will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARENA GROUP HOLDINGS, INC.

Dated: July 17, 2024

	By:	/s/ Sara Silverstein
	Name:	Sara Silverstein
	Title:	Chief Executive Officer